Shareholder Rebuttal to the Gentex Corporation
Opposition Statement Regarding Sustainability Reporting
(p. 13 in Gentex Corp. Proxy Statement)

NAME OF REGISTRANT:  WALDEN ASSET MANAGEMENT
NAME OF PERSON RELYING ON EXEMPTION:  WALDEN ASSET MANAGEMENT
ADDRESS OF PERSON RELYING ON EXEMPTION: 33 FL., ONE BEACON STREET, BOSTON, MA 02108

Proposal # 2 on Sustainability Reporting

This proposal has been filed by Walden Asset Management, a division of Boston Trust & Investment Management Company. It raises concern about the performance and adequacy of disclosure of Gentex Corporation’s environmental, social and governance (ESG) record. We believe that Gentex should join the increasing number of companies which report to their investors on their record and challenges in the area of environment, social and governance issues. This request for sustainability reporting echoes the appeal of Principles of Responsible Investing (PRI) signatories, who represent over 800 investors globally with a collective $25 trillion in assets under management.

When requesting sustainability reporting, Walden is asking companies to measure, evaluate and disclose environmental, social and governance factors that are material to long-term business success.

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Executives in hundreds of companies have noted that the reporting process helps companies better integrate, and gain strategic value from, existing corporate responsibility efforts, as well as identify gaps and opportunities for improvement.

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Comprehensive ESG reporting helps companies demonstrate that they have in place effective internal controls for anticipating, managing and reporting on operational, regulatory and reputational risks and opportunities.

•	We believe increased transparency helps to develop employee satisfaction and loyalty, build community support, and provide a venue for the company to publicize its best practices.

Gentex is, in fact, a global and multi-billion dollar company. Regardless of company size, innovative and sound management of resources is an indicator of good management. Its leadership has been noted by customers with numerous supplier awards. However, there is no data provided to investors regarding any improvement of company operations, efficient use of resources or reduction of environmental impacts.

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A recent study conducted by KPMG found that three-quarters of the Global Fortune 250 companies have a corporate responsibility strategy that includes defined objectives. One of the most significant findings of this 2008 survey is that corporate responsibility reporting has gone mainstream–nearly 80 percent of the largest 250 companies worldwide issued reports, up from about 50 percent in 2005.1

•	Increasingly, small and medium-sized companies are participating in this trend.

1 KPMG International Survey of Corporate Social Responsibility Reporting 2008

•	According to Bloomberg, currently some 10% of all assets under management, or approximately $5 trillion USD, are managed by professionals who use ESG data to execute their investment strategies.

Gentex Corporation’s opposition statement argues that:

1.	The Company already has a long history of dedication to good corporate citizenship.
2.	Investors “never” contact the company to ask for disclosure of performance in environmental impact management, emissions reduction or workplace practices, or other ESG-related issues.
3.
Preparing the requested report would deplete human and financial resources without providing any meaningful or demonstrable benefit to our shareholders, our employees, or the communities in which we operate.

4.	The Company's shareholders can access the Company's performance with respect to environmental matters “notwithstanding the proponent's incorrect claim to the contrary”.
5.
The proposed Guidelines (Global Reporting Initiative) appear to be much more appropriate for global companies with multi-billions of dollars in annual revenues and significant global environmental footprints.

Our Rebuttal and Rationale for a YES vote follows:

Although the company reports it has had a “long history of dedication to good corporate citizenship”, there is little documentary evidence demonstrating how Gentex is working to improve its record on governance, diversity or supply chain management.

Shareowners have not been informed as to how the company plans to make improvements in its manufacturing processes, health and safety goals, employee relations, and use of resources, among other factors of performance.

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More than 1,000 companies globally, large and small, now report regularly on ESG performance. They do so, ostensibly without exposing themselves to competitive harm. In fact, many believe it to be a competitive advantage.

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Although Gentex states it utilizes ISO 14001 standards, which provide the generic requirements for an environmental management system, the company does not describe to shareholders its achievements relative to those guidelines. The company also does not disclose the existence of or the results of any third-party audits to “minimize the creation of waste, pollution, and adverse impacts on the environment” or if it has met its own goals and targets.

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During 2010 discussions Gentex provided a highly redacted environmental report with limited data available to readers. The company then stated in its proxy that the proponent (Walden) rejected the offer for a report deeming it “not satisfactory”. The report had been stripped of information preventing any meaningful level of analysis. Few investors would trust that a company’s finances are in order if asked to evaluate a redacted financial statement. Similarly we and other investors follow a “trust but verify philosophy”.

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Gentex represents that it complies with relevant rules and regulations. As such it must already monitor compliance performance through management systems already in place and therefore we believe reporting should not be a burden.

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Although the company states “such a report would not change existing compliance practices”, Walden and other investors believe that transparency and accountability will help Gentex to preserve and enhance long-term shareowner value.

•	Our proposal explicitly states that proprietary information may be omitted. Gentex can responsibly report to shareowners without releasing information that could be harmful competitively.

Gentex investors have no data on which to base independent evaluations of performance.

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The call for reporting of sustainability issues is not only coming from investors but customers. Gentex customers such as Daimler, BMW and Ford Motor Company expect greater transparency from suppliers and reward that transparency. Ford is now surveying its top 35 global suppliers for disclosure on energy use and greenhouse gas emissions as part of its goal to reduce emissions 30 percent by 2020.

•	While large Gentex customers may have access to this information, shareholders have no meaningful way to gather information from which to commend the company, ask questions or express concerns.

Gentex Corporation asserts that investors are not interested in reporting on ESG issues. Yet in 2010 32 percent of shares were voted in favor of Walden Asset Management’s proposal encouraging sustainability reporting.

The company also minimizes the final vote by stating that the proposal “received support of only 23 percent of the Company's outstanding shares”. As the company knows, the calculation for votes on resolutions is based on total votes cast, not outstanding shares. The high level of abstentions was also notable, at approximately 17 percent of total shares voted.

Over 50 million shares voted for the resolution or abstained, declining for various reasons to support management and the Board’s recommendation to vote No. Gentex seems to dismiss this indicator of lack of investor support for management’s position.

We believe this should lay to rest the belief within Gentex that investors do not care about ESG performance reporting.

Concerned investors should vote in favor of this stockholder resolution.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote FOR question number #2 following the instruction provided on the management’s proxy mailing.

For questions regarding Gentex Corporation Proposal # 2 on Sustainability Reporting
Please contact Timothy Smith, Walden Asset Management, 617-726-7155 tsmith@bostontrust.com